                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                    Marcum Natural Gas Services, Inc.
--------------------------------------------------------------------------------

                                                   (Name of Issuer)

                                                     Common Stock
--------------------------------------------------------------------------------

                                            (Title of Class of Securities)

                                                      566323309
--------------------------------------------------------------------------------

                                                    (CUSIP NUMBER)

                                            FamCo Value Income Partners, L.P.
                                                  121 Outrigger Mall
                                               Marina del Rey, CA 10992
                                                    (310) 577-7887

                                 (Name, Address and Telephone Number of Person
                             Authorized to Receive Notices and Communications)

                                                  - with copies to -


                                             Michael G. Tannenbaum, Esq.
                               Newman Tannenbaum Helpern Syracuse & Hirschtritt
                                            900 Third Avenue - 13th Floor
                                               New York, New York 10022
                                                    (212) 508-6700

                                                  December 30, 1998
                                            (Date of event which requires
                                              filing of this statement)
                                                 CUSIP No. 566323309

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

                    Page 1 of 5 Pages

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 ------------------------                             ------------------------
|   CUSIP NO.566323309   |           13D             |  Page 2 of 6           |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           FamCo Value Income Partners, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           00
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           California, USA
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        290,250 (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        290,250 shares of Common Stock (See Item 5.)
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          290,250 shares of Common Stock (See Item 5.)
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.12% of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
- ------------------------------------------------------------------------------


                               Page 2 of 5 Pages

CUSIP No. 566323309                                  SCHEDULE 13D



Item 1.  Security and Issuer.

Security Acquired: Common Stock

Issuer:  Marcum Natural Gas Services, Inc. (the "Issuer")
                  1675 Broadway
                  121 Suite 2150
                  Denver, CO 80202

Item 2.  Identity and Background.

FamCo Value Income Partners, L.P. ("FamCo VIP") is a California limited partnership. FamCo VIP invests in, holds, sells, trades, on margin or otherwise, and otherwise deals in securities and other intangible investment instruments, consisting principally, but not solely, of stocks, bonds, notes, bills, derivatives and other securities and instruments that are traded in public markets. FamCo VIP is located at 121 Outrigger Mall, Marina del Rey, California 90292. FamCo VIP has not been convicted in a criminal proceeding during the last five (5) years. FamCo VIP is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

FamCo VIP acquired the common stock and 23,375 warrants of the Issuer through the working capital of Famco VIP. As to the 34,675 common stock purchase warrants (the "Warrants"), they were received by FamCo VIP when the Issuer distributed such Warrants as a dividend to its shareholders on September 18, 1998.

Item 4   Purpose of Transaction

The purpose of the transactions reported by this Schedule 13D was and is investment in the securities of the Issuer. Mr. Funsten, general partner of FamCo VIP and also President and President and Portfolio Manager of Funsten Asset Management Company, general partner of FamCo VIP, may hold talks and discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects, regarding ways to increase shareholder value. Mr. Funsten intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant to him, Mr. Funsten and FamCo VIP may purchase, jointly or separately, directly or indirectly, additional shares of the Issuer's stock or dispose of some or all of such shares in open-market purchases or privately negotiated transactions. Furthermore, the Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Neither Mr. Funsten nor FamCo VIP have any current plans or proposals which would result in any of the following:

     a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


                                                 Page 3 of 5 Pages

     b.        an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     e. any material change in the present capitalization or dividend policy of the Issuer;

     f. any other material change in the Issuer's business or corporate structure;

     g.        changes  in  the  Issuer's   charter,   by-laws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.        any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) - (b) As of the date of this Schedule 13D, FamCo VIP owns 232,200 shares of the Issuer's common stock and 58,050 Warrants, representing in the aggregate approximately 8.12%(1) of the Issuer's 3,518,231 shares outstanding as of October 31, 1998 (based upon information obtained from the Issuer's latest 10-QSB).

(c) The following presents a list of purchases (including acquisitions by way of distributions) and sales of all shares by FamCo VIP within the last 60 days, including the price per Share and the means by which such purchase or sale was effected.


Identity          Date                      Amount of Securities                Price/Share      Type

FamCo VIP         12/30/98                  93,500                              $1.41            OPM


On December 30, 1998, FamCo VIP acquired 23,375 Warrants in an open market transaction at $.20 per Warrant.

(d)      Not applicable.

(e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not Applicable.

Item 7.  Material to be Filed as Exhibits

         Not Applicable.


--------------

(1) The percentage was calculated by adding 232,200 shares held by FamCo VIP to 58,050 Warrants held by FamCo VIP and by diving the result by the sum of 3,518,231 shares (outstanding) and 58,050 (number of Warrants held by FamCo
VIP).


                                                 Page 4 of 6 Pages
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Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 11, 1999



----------------------------------------------------------------------

Signature


/s/ Kenneth B. Funsten
----------------------------------------------------------------------

Name/Title


Kenneth B. Funsten


                                                 Page 5 of 5 Pages